SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                          LMP Corporate Loan Fund, Inc.
                      ------------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    50208B100
                                 --------------
                                 (CUSIP Number)


                             W. Scott Jardine, Esq.
                             120 East Liberty Drive
                             Wheaton, Illinois 60187
                                  630-765-8000
                 ---------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   May 5, 2010
                               -----------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 50208B100


1. Names of Reporting Persons.    First Trust Portfolios L.P.

     I.R.S. Identification Nos. of above persons (entities only).

     36-3768815


2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]


3. SEC Use Only


4. Source of Funds (See Instructions)

     WC


5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


6. Citizenship or Place of Organization       Illinois, U.S.A.


Number of       7. Sole Voting Power          0
Shares
Beneficially    8. Shared Voting Power        2,004,023
Owned by
Each
Reporting       9. Sole Dispositive Power     0
Person
With:
                10. Shared Dispositive Power  2,004,023

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    2,004,023


12. Check box if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions) [ ]


13. Percent of Class Represented by Amount in Row (11) 20.2%


14. Type of Reporting Person (See Instructions)    BD



CUSIP No. 50208B100


1.  Names of Reporting Persons.    First Trust Advisors L.P.

     I.R.S. Identification Nos. of above persons (entities only).

     36-3788904


2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)


3. SEC Use Only


4. Source of Funds (See Instructions)

     WC


5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


6. Citizenship or Place of Organization       Illinois, U.S.A.


Number of       7. Sole Voting Power          0
Shares
Beneficially    8. Shared Voting Power        2,004,023
Owned by
Each
Reporting       9. Sole Dispositive Power     0
Person
With:
                10. Shared Dispositive Power  2,004,023


11. Aggregate Amount Beneficially Owned by Each Reporting Person

    2,004,023


12. Check box if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions) [ ]


13. Percent of Class Represented by Amount in Row (11) 20.2%


14. Type of Reporting Person (See Instructions)      IA



CUSIP No. 50208B100


1. Names of Reporting Persons.      The Charger Corporation

     I.R.S. Identification Nos. of above persons (entities only).

     36-3772451


2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)


3. SEC Use Only

4. Source of Funds (See Instructions)

     WC


5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


6. Citizenship or Place of Organization       Illinois, U.S.A.


Number of       7. Sole Voting Power          0
Shares
Beneficially    8. Shared Voting Power        2,004,023
Owned by
Each
Reporting       9. Sole Dispositive Power     0
Person
With:
                10. Shared Dispositive Power  2,004,023


11. Aggregate Amount Beneficially Owned by Each Reporting Person

    2,004,023


12. Check box if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions) [ ]


13. Percent of Class Represented by Amount in Row (11) 20.2%


14. Type of Reporting Person (See Instructions)       HC



Item 1.  Security and Issuer

         LMP Corporate Loan Fund, Inc.


Item 2.  Identity and Background

         First Trust Portfolios L.P., an Illinois limited partnership, is the sponsor, distributor and principal underwriter unit investment trusts, closed-end funds, mutual fund and exchange-traded funds (the "First Trust Fund Complex"). Its principal address is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

         First Trust Advisors L.P., an Illinois limited partnership, is the investment advisor to the funds in the First Trust Fund Complex. Its principal address is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

         First Trust Portfolios L.P. and First Trust Advisors L.P. are each a limited partnership with one general partner, The Charger Corporation. The Charger Corporation is an Illinois corporation controlled by the Robert Donald Van Kampen family. Its principal address is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

         The Charger Corporation

         The Judith M. Van Kampen Trust, Shareholder Judith M. Van Kampen, Shareholder and Director Karla M. Van Kampen-Pierre, Shareholder and Director Kristen Joy Wisen, Shareholder David G. Wisen, President and Director Jerald A. Trannel - Senior Vice President and Director

         Address for each should be :

         The Charger Corporation 407 S. Third Street, Suite 230 Geneva, IL 60134

         During the last five years, none of the Item 2 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         All purchases of LMP Corporate Loan Fund, Inc. common stock were made using working capital. No other funds or consideration were used in making such purchases.


Item 4.  Purpose of Transaction

         The Reporting Persons intend to hold the shares of Issuer's common stock for investment purposes, and not for the purpose of acquiring control of the Issuer.

         The Reporting Persons intend to acquire additional shares of the Issuer's common stock from time to time, provided such acquisition is economical in the discretion of the Reporting Persons based on the price of such shares.

         The Reporting Persons have no plans or proposals which relate to or would result in: (a) an acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

         First Trust Portfolios L.P. is sponsor of several unit investment trusts which hold shares of common stock of the issuer. No unit investment trust sponsored by First Trust Portfolios L.P. holds more than 3% of the issuer's common stock. First Trust Advisors L.P. is an affiliate of First Trust Portfolios L.P. and acts as portfolio supervisor of the unit investment trusts which hold shares of common stock of the issuer. Individual unit investment trusts sponsored by First Trust Portfolios L.P., which hold shares of the issuer, will sell shares of the issuer to satisfy unit redemption requests, as required under provisions of the Investment Company Act of 1940, as amended, or pursuant to normal trust operations. In addition, First Trust Advisors L.P. also acts as investment advisor to certain separately managed accounts which hold shares of the issuer. First Trust Advisors L.P. may sell shares of the issuer contained in such accounts. The Charger Corporation is the general partner of both First Trust Portfolios L.P. and First Trust Advisors L.P.


Item 5.  Interest in Securities of the Issuer

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1.

         (a) Amount beneficially owned: 2,004,023

         Percent of class: 20.2%

         (b) Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote

                 0.

            (ii) Shared power to vote or to direct the vote

                 2,004,023.

           (iii) Sole power to dispose or to direct the disposition of

                 0.

            (iv) Shared power to dispose or to direct the disposition of

                 2,004,023.

         (c) First Trust Portfolios L.P. and/or First Trust Advisors L.P. entered into transactions in the common stock of the issuer within the last sixty days as set forth on Schedule A. Each transaction included on Schedule A was effected in the open market through brokers. No other transactions in the common stock of the issuer were effected in the last sixty days.

         (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of common stock.

         (e) Not applicable.


Instruction. For computations regarding securities which represent a right to acquire an underlying security see Sec. 204.13d-3(d)(1).


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships between Reporting Persons and any of the persons identified in Item 2 with respect to any of the securities of the Issuer.


Item 7.  Materials to be Filed as Exhibits

         None.


                 SCHEDULE A

       Date of      Price per      Shares
     Transaction      Share      Purchased

       3/8/2010       $11.02      15,001
       3/8/2010        11.04       1,350
       3/9/2010        10.95       1,966
       3/9/2010      10.9956      14,147
      3/10/2010        10.95       2,658
      3/10/2010     10.99847       1,821
      3/11/2010        11.05       2,546
      3/12/2010        11.04       2,009
      3/12/2010     11.13508         957
      3/15/2010         11.1       2,958
      3/16/2010         11.1       2,246
      3/16/2010      11.1024       1,182
      3/17/2010        11.09       3,021
      3/18/2010        11.07       2,464
      3/18/2010      11.0839       1,027
      3/19/2010        11.11       2,783
      3/22/2010        11.11       3,677
      3/23/2010      11.1088       8,101
      3/23/2010        11.11       3,587
      3/24/2010        11.08       2,294
      3/24/2010      11.1045      10,737
      3/24/2010      11.1126      20,784
      3/25/2010         11.2       1,713
      3/25/2010      11.2615      19,900
      3/26/2010         11.3       2,904
      3/26/2010       11.306      36,810
      3/29/2010        11.25         965
      3/29/2010      11.3005      33,355
      3/30/2010      11.2923       9,306
      3/30/2010      11.3189      23,082
      3/30/2010        11.32       2,007
      3/31/2010        11.24       1,696
      3/31/2010      11.2961      15,729
      3/31/2010      11.3048      12,416
       4/1/2010        11.29       2,294
       4/1/2010      11.2974      27,440
       4/1/2010      11.3128       6,213
       4/5/2010        11.31       3,461
       4/5/2010      11.3128      29,915
       4/6/2010       11.299      10,520
       4/6/2010      11.3045      22,717
       4/6/2010        11.34       1,102
       4/6/2010      11.3427         885
       4/7/2010        11.25       1,723
       4/7/2010      11.2997      13,330
       4/7/2010      11.2998      17,172
       4/7/2010      11.2985         180
       4/8/2010      11.2985          20
       4/8/2010        11.34          20
       4/8/2010        11.34          20
       4/8/2010        11.34          20
       4/8/2010        11.34         195
       4/8/2010        11.34          20
       4/8/2010        11.34          20
       4/8/2010        11.34          20
       4/8/2010        11.34          30
       4/8/2010        11.33          20
       4/8/2010        11.34          20
       4/8/2010        11.34          40
       4/8/2010        11.34         145
       4/8/2010        11.34          35
       4/8/2010        11.34          35
       4/8/2010        11.34          90
       4/8/2010        11.34          20
       4/8/2010        11.34          20
       4/8/2010        11.34          30
       4/8/2010        11.34          20
       4/8/2010        11.34         105
       4/8/2010        11.34          35
       4/8/2010        11.34          25
       4/8/2010        11.34          80
       4/8/2010        11.34          20
       4/8/2010        11.34         100
       4/8/2010        11.34          30
       4/8/2010      11.3358      13,100
       4/8/2010        11.34       1,811
       4/9/2010        11.41       1,598
       4/9/2010      11.4852      29,900
      4/12/2010      11.4929      40,546
      4/12/2010         11.5         737
      4/13/2010        11.34         275
      4/13/2010         11.5         330
      4/13/2010         11.5       1,672
      4/13/2010      11.5549      27,816
      4/14/2010        11.58       1,153
      4/14/2010       11.593      35,890
      4/15/2010        11.57       3,285
      4/15/2010      11.5712      34,452
      4/15/2010         11.5         300
      4/16/2010        11.57       1,043
      4/16/2010      11.5727      46,978
      4/19/2010        11.57       3,057
      4/19/2010       11.571      10,362
      4/19/2010      11.5829      28,723
      4/19/2010        11.55         270
      4/20/2010        11.57       1,694
      4/20/2010      11.5867      19,091
      4/21/2010      11.5964      24,725
      4/21/2010         11.6       1,689
      4/22/2010        11.62       1,898
      4/22/2010      11.6316      23,278
      4/23/2010        11.68       1,001
      4/23/2010      11.7165      50,371
      4/26/2010        11.84       1,476
      4/26/2010      11.8538      22,487
      4/27/2010        11.89       1,912
      4/27/2010      11.8913      33,162
      4/28/2010        11.99       1,917
      4/28/2010      11.9973      39,058
      4/29/2010        12.05       1,715
      4/29/2010       12.089      32,714
      4/29/2010        11.58         260
      4/30/2010      12.1429      73,832
      4/30/2010        12.18       2,618
       5/3/2010      12.2211      42,824
       5/3/2010         12.3       1,634
       5/4/2010      12.2071      72,190
       5/4/2010        12.28       2,403
       5/4/2010        12.05         285
       5/5/2010         12.1         185
       5/5/2010      11.9732      35,451
       5/5/2010           12       1,360



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   FIRST TRUST PORTFOLIOS L.P.
                                   Date: May 7, 2010


                                   By: /s/ James A. Bowen
                                   -------------------------
                                   James A. Bowen, President


                                   FIRST TRUST ADVISORS, L.P.
                                   Date: May 7, 2010


                                   By: /s/ James A. Bowen
                                   -------------------------
                                   James A. Bowen, President


                                   THE CHARGER CORPORATION
                                   Date: May 7, 2010


                                   By: /s/ James A. Bowen
                                   -----------------------------------------
                                   James A. Bowen, Senior Vice President